John Hancock Financial Services
U.S. Wealth Management
601 Congress Street
Boston, MA 02210
(617) 663-2166
Fax: (617) 663-2197
E-Mail: bseel@jhancock.com

Name:	Betsy Anne Seel
Title:	Senior Counsel
March 3, 2010
VIA EDGAR
Securities and Exchange Commission
Attention: Alison White
100 F Street, NE
Washington, DC 20549-8629

RE:	John Hancock Trust (the “Trust”), on behalf of: Lifestyle Income Trust (the “Fund”) File Nos. 002-94157; 811-04146
Dear Ms. White:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby submits this application for withdrawal of Post-Effective Amendment No. 89 under the Act and Amendment No. 90 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A (the “Amendment”) together with all exhibits filed therewith (Accession No. 0000950123-10-012163). The Amendment was filed with the Securities and Exchange Commission via EDGAR on February 12, 2010 pursuant to Rule 485(a) under the Act. Absent the withdrawal, in accordance with Rule 485(a), the Amendment will become effective on April 28, 2010.
The purpose of the Amendment was to amend the Trust’s Registration Statement to register the Fund. The Trust is requesting that the Amendment be withdrawn because the Fund will not be offered for sale. No securities have been issued or sold in connection with the Amendment. The Trust believes that the withdrawal would be consistent with the public interest and the protection of investors. Therefore, the Trust respectfully requests that pursuant to Rule 477 under the Act, the Securities and Exchange Commission consent to this application for withdrawal as soon as possible.
If you have any questions or comments concerning the foregoing, please call me at (617) 663-2166.
Sincerely,

/s/ Betsy Anne Seel Betsy Anne Seel
Assistant Secretary